SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 1 to
SCHEDULE 13E-3
(Rule 13e-3)
RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
JCM Partners, LLC
(Name of Issuer)
JCM Partners, LLC
(Name of Person(s) Filing Statement)
Units
(Consisting of Class 1, 2 and 3 Units)
(Title of Class of Securities)
Not Applicable
(CUSIP Number of Class of Securities)

Julie Green	Richard Baltz
Salem & Green, A Professional Corporation	Arnold & Porter LLP
1610 Arden Way, Suite 295	555 Twelfth St. NW
Sacramento, CA 95815	Washington, DC 20004-1202
(916) 563-1818	(202) 942-5000
(Name, Address and Telephone Number of Persons Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)
     This statement is filed in connection with (check the appropriate box):
a.	☑ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☐ None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☑
     Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION
     This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by JCM Partners pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and Rule 13e-3 thereunder.
     The Company is proposing that its Members approve a reclassification of the Company’s Units through (i) amendments to the terms of our Class 1 Units held by all of our holders of record of Class 1 Units, (ii) amendments to the terms of our Class 2 Units held by all of our holders of record of Class 2 Units, (iii) amendments to the terms of our Class 3 Units held by all of our holders of records of Class 3 Units and (iv) the use of call options by the Company, which will be part of the terms of the Class 1 and 2 Units after the amendments (the “Call Option”) and which will be part of the terms of the Class 3 Units after the amendments (the “Class 3 Call Option”). The reclassification is designed to make the Company’s Class 1 and Class 2 Units (taken together) a separate legal class from the Company’s Class 3 Units and to reduce the number of the Company’s Class 1 and Class 2 Unit holders of record (taken together) to below 300 and to reduce the number of the Company’s Class 3 Unit holders of record to below 300, which will allow the Company to terminate its filing obligations under the 1934 Act.
     All holders of Class 1 and Class 2 Units will be affected in the same manner by the reclassification, except that the Company shall use the Call Option, if necessary, to redeem the Class 1 and Class 2 Units held by the record holders of the Class 1 and 2 Units (taken together) with the fewest number of Class 1 and 2 Units (taken together) at a price of $3.67 per Unit, excluding Tax Disadvantaged Holders (as defined in the amendments to the Class 1 and 2 Units) in order to reduce the number of record holders of Class 1 and Class 2 Units to 295. All holders of Class 3 Units will be affected in the same manner by the reclassification, except that the Company shall use the Class 3 Call Option to redeem the Class 3 Units held by record holders of Class 3 Units with the fewest number of Class 3 Units at a price of $3.67 per Unit, excluding Tax Disadvantaged Holders and holders of Class 3 Units who received awards of Class 3 Units under the Company’s Long Term Incentive Plan. The terms of the Company’s Series B Preferred Units are not being modified as part of the reclassification.
     This amended Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with an amended preliminary proxy statement filed by the Company pursuant to Regulation 14A under the 1934 Act pursuant to which all of the Company’s Members (i.e., holders of Class 1, 2 and 3 Units and Series B Preferred Units) will be given notice of the special meeting at which they will be asked to approve the proposed amendments to the Amended and Restated Certificate of Designations of the Class 1 Units, Amended and Restated Certificate of Designations of Class 2 Units and Certificate of Designations of Class 3 Units and to transact any other business properly brought before the special meeting.
     The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the proxy statement.
     All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the 1934 Act.

TRANSACTION STATEMENT
ITEM 1. Summary Term Sheet.
(Reg. M-A 1001)
     The information set forth in the proxy statement under the following captions is hereby incorporated herein by reference:
1	SUMMARY TERM SHEET.
ITEM 2. Subject Company Information.
(Reg. M-A 1002)
(a)	The information set forth in the proxy statement under the following caption is hereby incorporated herein by reference:
1.1	JCM Partners, LLC.
(b)	The information set forth in the proxy statement under the following caption is hereby incorporated herein by reference:
5.3	Issued and Outstanding Units and Preferred Units; Holders of Record.
(c)	The information set forth in the proxy statement under the following caption is hereby incorporated herein by reference:
7.1	Comparative Market Price Data; Repurchases.
(d)	The information set forth in the proxy statement under the following caption is hereby incorporated herein by reference:
7.2	Distributions.
(e)	Not applicable.

(f)	The information set forth in the proxy statement under the following caption is hereby incorporated herein by reference:
7.1	Comparative Market Price Data; Repurchases.
ITEM 3. Identity and Background of Filing Person.
(Reg. M-A 1003(a) through (c))
(a)-(c)	The information set forth in the proxy statement under the following caption is hereby incorporated herein by reference:
1.1	JCM Partners, LLC.

During the last five years none of the Company or any of its executive officers or Managers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.
Set forth in the table below are the (i) name, (ii) business address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position or employment was carried on, of each of the Company’s Managers and executive officers. Each person identified below is a United States citizen. Unless otherwise noted, (a) all Managers have been employed in the principal occupations noted below for the past five years or more; and (b) the principal business address of each person identified below is 2151 Salvio Street, Suite 325, Concord, CA 94522-3000 (phone: (925) 676-1966).

Current Principal Occupation or Employment
Name	And Material Positions Held During the Past Five Years
Henry M. Conversano	Henry M. Conversano, age 75, has been a Manager of the Company since June 2000. Since 1969, Mr. Conversano has been the President of Henry Conversano and Associates Designers, a thematic design company for commercial entertainment properties. The principal business address for Henry Conversano and Associates Designers is 4146 Canyon Road, Lafayette, CA 94549.

Kenneth C. Dawson	Kenneth C. Dawson, age 48, has been a Manager of the Company since July 2005. Since 2003, Mr. Dawson has provided independent consulting services to clients and has pursued real estate and other investment opportunities on his own behalf. From 1981 through 2002, Mr. Dawson had an extensive career with Accenture Ltd. (formerly Andersen Consulting), a publicly held company in the management consulting, technology services and outsourcing business. Mr. Dawson’s most recent position with Accenture was as Managing Partner of the Communications & High Tech Solution Center Network from 1997 through 2002, where he had sales, software delivery and facilities operations responsibility for Accenture’s five world-wide solution centers.

Frank Deppe	Frank Deppe, age 83, has been a Manager of the Company since June 2000. Mr. Deppe has been retired since 1989. He currently serves as a director of Fasteners Inc., Southwestern Supply and Toolup.com Inc., which are all private tool and accessory supply companies.

Henry Doorn, Jr.	Henry Doorn, Jr., age 48, has been a Manager of the Company since June 2001. From June 2000 to June 2001, Mr. Doorn was the authorized board representative of one of the Company’s former entity Managers, Barnabas Foundation, an Illinois nonprofit organization formed to provide planned gifting services to Christian charitable organizations. Mr. Doorn has been the Executive Director of Barnabas Foundation since September 2000. The principal business address for Barnabas

Current Principal Occupation or Employment
Name	And Material Positions Held During the Past Five Years
Foundation is 18601 North Creek Drive, Suite B, Tinley Park, IL 60477-6399.

Marvin J. Helder	Marvin J. Helder, age 58, has been a Manager of the Company and Vice Chairman of the Board of the Company since June 2000. Mr. Helder has been the President of Helder Construction, a commercial and residential construction and property management company, for the past ten years. The principal business address for Helder Construction is 4535 — 84th Street SE, Caledonia MI 49316.

Kenneth J. Horjus	Kenneth J. Horjus, age 69, has been a Manager of the Company since June 2001. From June 2000 to June 2001, Mr. Horjus was the authorized board representative of one of the Company’s former entity Managers, Christian Reformed Home Missions. From 1997 to June 2003, Mr. Horjus was the Director of Finance and Administration for the Christian Reformed Church (“CRC”) in North America. From July 2003 until his retirement in June 2005, Mr. Horjus was the Director of Pension Administration for CRC.

Gayle M. Ing	Gayle M. Ing, age 58, has been a Manager of the Company and the Company’s President, Chief Executive Officer, Secretary and Tax Matters Partner since April 11, 2001. Ms. Ing was also the Company’s Chief Financial Officer from April 11, 2001 until October 2002 and from July 26, 2006 to December 13, 2006.

Deborah K. Jansen	Deborah K. Jansen, age 49, has been a Manager of the Company since July 2005. From 1999 to present, Mrs. Jansen has been a marketing and strategy consultant. Prior to becoming a consultant, from 1992 to 1998, Mrs. Jansen held various positions with McKesson Corporation, a publicly held company in the pharmaceutical industry, including Executive Vice President of Marketing, where she had profit and loss responsibility for the retail independent drug store division of McKesson.

Brian S. Rein	Brian S. Rein, age 49, has been the Company’s Chief Operating Officer since June 2000. Mr. Rein was the Chief Operating Officer of the Company’s predecessor, IRM Corporation, from October 1998 through June 2000.

Douglas Toovey	Douglas Toovey, age 51, has been the Company’s Chief Financial Officer since December 13, 2006. From June to September 2006 pursuant to a consulting arrangement, he was the Interim Director of Real Estate for Citrix Online, a division of Citrix Systems, Inc. From July 2005 to June 2006 pursuant to a consulting arrangement, he was a Strategy and Financial Advisor to Wilsey Bennett, Inc., a privately held diversified holding company. From November 2004 to July 2005, he was the Chief Financial Officer for Channel Islands Logistics, a privately held start-up logistics and distribution company. From 2000 to November 2004 he was the Vice President and Treasurer of Wilsey Bennett, Inc. The principal business address of Citrix Online is 5385 Hollister Avenue, Santa Barbara, CA 93111; the principal business address of Wilsey Bennett is 235 Kansas Street #200, San Francisco, CA 94103-5162; and the principal business address of Channel Islands Logistics is 5655 Arcturus Avenue, Oxnard, CA 93033-9008.

Michael W. Vanni	Michael W. Vanni, age 67, has been a Manager of the Company and Chairman of the Board of the Company since June 2000. Since 1978, Mr. Vanni has been the President of Computer Management Corporation, a data processing consulting company. The principal business address for Computer Management Corporation is 614 Castro Street, San Francisco, CA 94114.

ITEM 4. Terms of Transaction.
(Reg. M-A 1004(a) and (c) through (f))
(a)	The information set forth in the proxy statement under the following captions is hereby incorporated herein by reference:

1.2	Overview of this Proposed Transaction and Amendments to the Class 1 COD, Class 2 COD and Class 3 COD;

1.5	Vote Required to Approve the Amendments; Votes for and Against and Abstentions;

3.1.5	Development of and Reasons for the Reclassification Structure;

3.2.2.2	Procedural Fairness;

3.3	Purpose of and Reasons for Structure of this Rule 13e-3 Transaction;

3.4.2	Effects of this Rule 13e-3 Transaction on Class 1 and 2 Unit Holders;

3.4.3	Effects on Class 3 Unit Holders and Series B Preferred Unit Holders;

3.4.4	Effects of this Rule 13e-3 Transaction on Affiliated Unit Holders and Preferred Unit Holders;

3.4.5	Termination of 1934 Act Registration and Reporting Requirements;

3.6	Material Tax Consequences of the Reclassification;

4	COMPARISON OF CLASS 1 AND 2 UNITS BEFORE AND AFTER THE FIRST AMENDMENTS;

5.1	Date, Time and Place of Special Meeting; Proposals to be Considered at the Special Meeting;

5.3	Issued and Outstanding Units and Preferred Units; Holders of Record; and

5.4	Quorum; Vote Required for Approval.
(c)	The information in the proxy statement under the following captions is hereby incorporated herein by reference:

3.2.2.2	Procedural Fairness; and

3.4.4	Effects of this Rule 13e-3 Transaction on Affiliated Unit Holders and Preferred Unit Holders.
(d)	The information set forth in the proxy statement under the following caption is hereby incorporated herein by reference:
3.7	No Appraisal or “Dissenters” Rights.
(e)	The information set forth in the proxy statement under the following caption is hereby incorporated herein by reference:
3.2.2.2	Procedural Fairness.
(f)	Not applicable.

ITEM 5. Past Contacts, Transaction, Negotiations and Agreements.
(Reg. M-A 1005(a) through (c) and (e))
(a)	None.

(b)	None.

(c)	Not applicable.

(e)	The information set forth in the proxy statement under the following caption is hereby incorporated herein by reference:
9	RELATED TRANSACTIONS.
ITEM 6. Purposes of the Transaction and Plans or Proposals.
(Reg. M-A 1006(b) and (c)(1)-(8))
(b)	The information set forth in the proxy statement under the following caption is hereby incorporated herein by reference:
3.4.11	Cancellation of Units Redeemed.
(c)	The information set forth in the proxy statement under the following captions is hereby incorporated herein by reference:

1.2	Overview of this Proposed Transaction and Amendments to the Class 1 COD, Class 2 COD and Class 3 COD;

3.1.5	Development of and Reasons for the Reclassification Structure;

3.2.2.2	Procedural Fairness;

3.3	Purpose of and Reasons for the Structure of this Rule 13e-3 Transaction;

3.4	Effects of the Proposed Transaction; Plans or Proposals after this Rule 13e-3 Transaction; and

4	COMPARISON OF CLASS 1 AND 2 UNITS BEFORE AND AFTER THE FIRST AMENDMENTS.
ITEM 7. Purpose(s), Alternatives, Reasons and Effects.
(Reg. M-A 1013)
(a)-(c)	The information set forth in the proxy statement under the following captions is hereby incorporated herein by reference:
3.1	Background of this Rule 13e-3 Transaction;

3.2	Reasons for this Rule 13e-3 Transaction; Alternatives Considered; Fairness of this Rule 13e-3 Transaction; Board Recommendation; and

3.3	Purpose of and Reasons for the Structure of this Rule 13e-3 Transaction.

(d)	The information set forth in the proxy statement under the following captions is hereby incorporated herein by reference:

3.2.2.2	Procedural Fairness;

3.4	Effects of this Rule 13e-3 Transaction; Plans or Proposals after this Rule 13e-3 Transaction;

3.5	Financing of this Rule 13e-3 Transaction;

3.6	Material Tax Consequences of the Reclassification; and

4	COMPARISON OF CLASS 1 AND 2 UNITS BEFORE AND AFTER THE FIRST AMENDMENTS.
ITEM 8. Fairness of the Transaction.
(Reg. M-A 1014)
(a)-(f)	The information set forth in the proxy statement under the following captions is hereby incorporated herein by reference:

1.4	Board Recommendation; Fairness of this Rule 13e-3 Transaction;

3.1	Background of this Rule 13e-3 Transaction; and

3.2	Reasons for this Rule 13e-3 Transaction; Alternatives Considered; Fairness of this Rule 13e-3 Transaction; Board Recommendation.
ITEM 9. Reports, Opinions, Appraisals and Negotiations.
(Reg. M-A 1015)
(a)-(c)	The information set forth in the proxy statement under the following captions is hereby incorporated herein by reference:
3.8	Reports, Opinions, Appraisals and Negotiations.
ITEM 10. Source and Amount of Funds or Other Consideration.
(Reg. M-A 1007)
(a)-(b)	The information set forth in the proxy statement under the following caption is hereby incorporated herein by reference:
3.5	Financing of this Rule 13e-3 Transaction.
(c)	The information set forth in the proxy statement under the following caption is hereby incorporated herein by reference:
3.9	Fees and Expenses.
(d)	The information set forth in the proxy statement under the following captions is hereby incorporated herein by reference:
3.5	Financing of this Rule 13e-3 Transaction.

ITEM 11. Interest in Securities of the Subject Company.
(Reg. M-A 1008)
(a)	Not applicable.

(b)	None.
ITEM 12. The Solicitation or Recommendation.
(Reg. M-A 1012(d) and (e))
(d)	The information set forth in the proxy statement under the following captions is hereby incorporated herein by reference:
3.4.4	Effects of this Rule 13e-3 Transaction on Affiliated Unit Holders and Preferred Unit Holders; and

5.4	Quorum; Vote Required for Approval.
(e)	None.
ITEM 13. Financial Statements.
(Reg. M-A 1010(a) and (b))
(a)	The information set forth in the proxy statement under the following caption is hereby incorporated herein by reference:
6	FINANCIAL INFORMATION; SELECTED HISTORICAL FINANCIAL DATA
In addition, the following documents are incorporated by reference herein:
•	The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, including unaudited financial information; and

•	The Company’s Annual Report on Form 10-K for fiscal year ended December 31, 2006, including audited financial information.
(b)	Not applicable.
ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used.
(Reg. M-A 1009)
(a)-(b)	The information set forth in the proxy statement under the following captions is hereby incorporated herein by reference:
5.6	Solicitation of Proxies; Expenses of Solicitation.

ITEM 15 Additional Information.
(Reg. M-A 1011(b))
(b)	The information set forth in the proxy statement, including all appendices attached thereto, is hereby incorporated herein by reference.
ITEM 16. Material to be Filed as Exhibits.
(Reg. M-A 1016(a) through (d), (f) and (g))

(a)(1)	Preliminary Proxy Statement, together with all appendices and proxy card.[1]

(a)(2)	Form of Call Option Notice from the Company.*

(a)(3)	Form of Class 3 Call Option Notice from the Company.*

(b)	Not applicable.

(c)	None.

(d)(1)	Proposed First Amendment to Class 1 COD.[2]

(d)(2)	Proposed First Amendment to Class 2 COD.[3]

(d)(3)	Proposed First Amendment to Class 3 COD.[4]

(f)	Not applicable.

(g)	Not applicable.

[1]	Incorporated by reference to Amendment No. 1 to the Company’s Schedule 14A, filed with the SEC on August 6, 2007.

[2]	Incorporated by reference to Appendix A of Exhibit (a)(1).

[3]	Incorporated by reference to Appendix B of Exhibit (a)(1).

[4]	Incorporated by reference to Appendix C of Exhibit (a)(1).

*	Previously filed.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2007	JCM PARTNERS, LLC

	By:	/s/ Gayle M. Ing
Gayle M. Ing
Chief Executive Officer and President

Exhibit Index

Exhibit
Number	Description
Item 16.	Material to be Filed as Exhibits.
(Reg. M-A 1016(a) through (d), (f) and (g))

(a)(1)	Preliminary Proxy Statement, together with all appendices and proxy card.[1]

(a)(2)	Form of Call Option Notice from the Company.*

(a)(3)	Form of Class 3 Call Option Notice from the Company.*

(b)	Not applicable.

(c)	None.

(d)(1)	Proposed First Amendment to Class 1 COD.[2]

(d)(2)	Proposed First Amendment to Class 2 COD.[3]

(d)(3)	Proposed First Amendment to Class 3 COD.[4]

(f)	Not applicable.

(g)	Not applicable.

[1]	Incorporated by reference to Amendment No. 1 to the Company’s Schedule 14A, filed with the SEC on August 6, 2007.

[2]	Incorporated by reference to Appendix A of Exhibit (a)(1).

[3]	Incorporated by reference to Appendix B of Exhibit (a)(1).

[4]	Incorporated by reference to Appendix C of Exhibit (a)(1).

*	Previously filed.